Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Telix Completes Acquisition of Next-Generation Therapeutic Assets and Innovative Biologics Technology Platform

Melbourne (Australia) and Indianapolis, IN (U.S.A.) – 31 January 2025. Telix Pharmaceuticals Limited (ASX: TLX, Nasdaq: TLX, Telix, the Company) today announces it has completed the acquisition from antibody engineering company ImaginAb, Inc. (ImaginAb). The acquisition includes a pipeline of next-generation therapeutic candidates, a proprietary novel biologics technology platform, and a protein engineering and discovery research facility to enhance existing innovation capabilities1.

This transaction delivers a pipeline of drug candidates against validated cancer targets including DLL32 and integrin αvβ63, as well as a panel of other agents against novel targets in early discovery stage. The Company believes that these next generation drug candidates fit synergistically with Telix’s therapeutics pipeline, enabling expansion to future therapy areas with unmet clinical need.

The technology platform and intellectual property utilizes small, engineered antibody formats that enable highly specific targeting of cancer with radiation, that exhibit fast tumor uptake and blood clearance. This technology has the potential to be highly effective for imaging and treating tumors with a broad range of radioisotopes, with alpha emitters of particular interest. The ImaginAb capabilities combined with Telix’s existing investments in new target development, conjugation and isotope processing has resulted in a platform that has the potential to rapidly create a new portfolio of “next generation” theranostic radiopharmaceuticals.

The transaction adds a state-of-the-art research facility in Los Angeles to Telix’s U.S. operations, complementing the Company’s existing radiochemistry platform at Optimal Tracers (Sacramento, CA), isotope production at ARTMS (Vancouver, Canada) and bioconjugation chemistry at IsoTherapeutics (Angleton, TX). ImaginAb’s team of discovery, protein engineering and radiopharmaceutical development experts will also join the Telix early development team, further enhancing in-house capabilities in antibody engineering, protein characterization and preclinical development.

Dr. Michael Wheatcroft, Chief Scientist, Telix, said, “The addition of an early-stage pipeline of promising theranostic assets and a novel biologics platform adds new optionality for Telix to create the next generation of precision medicine and therapeutic products, beyond the current clinical-stage pipeline. We are particularly delighted to welcome a talented team of experts, further enhancing Telix’s R&D capabilities.”

Dr. Anna M. Wu, Co-Founder and Board Member, ImaginAb, added, “The innovative radiotherapeutic technology platform is designed to optimize radiopharmaceutical therapies with targeting agents that are more selective and better match the pharmacology and radiobiology of a

1 Refer to Telix ASX disclosure 13 January 2025.
2 Delta-like ligand 3, a cell surface protein overexpressed in high-grade neuroendocrine tumors and small cell lung cancer (SCLC).

given radionuclide. The protein engineering and discovery team is excited to join Telix and further unlock the future potential of this platform and theranostic candidates.”

Transaction details
The upfront consideration value was US$45 million (AU$73 million)4 of which US$10 million (AU$16 million) has been paid to ImaginAb in cash, with US$31 million (AU$50 million) paid in equity through the issue of 2,053,311 fully paid ordinary Telix shares at AU$24.3745 per share5. A deferred payment of up to US$4 million will be paid to ImaginAb in equity at the conclusion of a 15-month indemnity period, subject to set-off of any substantiated claims by Telix above a threshold amount. Upfront equity consideration is subject to voluntary escrow (lock-up/leak-out) restrictions6.

Upon achievement of specific key development and commercial milestones, Telix will pay up to a total of US$185 million (AU$299 million), a portion of which may be paid in cash or equity at Telix’s election7. Royalties are also payable on net sales in the low single digits on a limited number of platform and early-stage products after the first four products have been developed, as well as single-digit sublicense fees, as applicable.

About ImaginAb, Inc.
ImaginAb is a clinical stage global biotechnology company developing the next generation of radiopharmaceutical imaging agent products. These patented products contain engineered antibodies that maintain the specificity of full-length antibodies while remaining biologically inert in the body. Used with widely available positron emission tomography (PET) and optical imaging technology, these novel targeting agents are able to bind specifically to cell surface targets.

Pursuant to the transaction with Telix, ImaginAb has retained its lead imaging candidate, CD8 ImmunoPET, which is currently in Phase 2 clinical trials and has been licensed by numerous pharmaceutical and biotech companies for use in imaging within immunotherapy clinical trials, primarily in oncology.

Jefferies LLC and Stifel, Nicolaus & Company, Incorporated served as financial advisors to ImaginAb on the transaction.

About Telix Pharmaceuticals Limited
Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. ARTMS, IsoTherapeutics, Lightpoint, Optimal Tracers and RLS are Telix Group companies. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (Nasdaq: TLX).
Telix’s lead prostate imaging product, gallium-68 (68Ga) gozetotide injection (also known as 68Ga PSMA-11 and marketed under the brand name Illuccix®), has been approved by the U.S. Food and Drug Administration (FDA)8, by the Australian Therapeutic Goods Administration (TGA)9, and by

3 Integrin αvβ6 is a cell surface protein overexpressed during wound healing and in cancer.
4 All references to AUD have been converted at the AUD/USD exchange rate of 1.614.
5 Volume weighted average price of shares (VWAP) for the 10 trading day period up to and including 10 January 2025. Refer to Appendix 2A lodged with ASX today for further details.
6 Refer to Appendix 2A lodged with ASX today for further details.
7 Refer to Appendix 3G lodged with ASX today for further details.
8 Telix ASX disclosure 20 December 2021.

Health Canada10. Telix has received a positive decision on its Marketing Authorization Application (MAA) for Illuccix submitted in Europe11.
Telix’s osteomyelitis (bone infection) imaging agent, technetium-99m (99mTc) besilesomab, marketed under the brand name Scintimun®, is approved in 32 European countries and Mexico. Telix’s miniaturized surgical gamma probe, SENSEI®, for minimally invasive and robotic-assisted surgery, is registered with the FDA for use in the U.S. and has attained a Conformité Européenne (CE) Mark for use in the European Economic Area. No other Telix product has received a marketing authorization in any jurisdiction.
Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and SEC filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations
Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

This announcement has been authorised for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.
Legal Notices
You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our registration statement on Form 20-F filed with the SEC, or on our website.
The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.
This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the anticipated benefits of Telix’s transaction with ImaginAb; the initiation, timing, progress and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enrol and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialisation of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by

9 Telix ASX disclosure 2 November 2021.
10 Telix ASX disclosure 14 October 2022.

such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.
©2025 Telix Pharmaceuticals Limited. The Telix Pharmaceuticals®, Telix Group company, and Telix product names and logos are trademarks of Telix Pharmaceuticals Limited and its affiliates – all rights reserved. Trademark registration status may vary from country to country.

11 Telix ASX disclosure 17 January 2025.